Direct dial: (213) 576-2467
E-mail: krustand@rsac.com
January 17, 2008
VIA OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Daniel Morris, Attorney Advisor Mail Stop 3561

	Re:	Reliance Steel & Aluminum Co.
Definitive 14A Proxy Statement; Filed April 12, 2007
File No. 001-13122
Ladies and Gentlemen:
     We are in receipt of your letter dated December 21, 2007 to David H. Hannah, Chief Executive Officer, regarding your review of the above-referenced proxy statement filed by Reliance Steel & Aluminum Co. (“Reliance”), as well as our October 2, 2007 response to your comment letter dated August 21, 2007. Our response to your additional comments is as follows:
     1. Reliance intends to comply with your comments in future filings to the extent that they are applicable and consistent with the disclosure requirements set forth in the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. In this regard, please note that the Compensation and Stock Option Committee annually considers whether to amend the Key-Man Incentive Bonus Plan or other aspects of the compensation of executive officers.
     2. In response to your re-issued comments 4 and 7 and our conversation on January 11, 2008, we understand that you are not requiring us to further revise the Compensation Disclosure and Analysis for 2007, but that we confirm that we will comply with such comments in future filings. We do so confirm. As requested, we intend to provide a greater analysis of specific factors considered by the Compensation and Stock Option

Page 2	January 17, 2008
U.S. Securities and Exchange Commission
Attn: Daniel Morris, Attorney Advisor
Committee for each of the named executive officers in making compensation decisions and the reasons that the Committee believes the amounts paid to be appropriate.
     Should you have any additional questions or comments, please feel free to contact me.

Sincerely yours,

/s/ Kay Rustand Vice President and General Counsel
KR/dr

cc:	David H. Hannah
Karla Lewis
Compensation and Stock Option Committee Members
Kathleen Kerrigan
Carlos Pacho, Sr. Assistant Chief Accountant
Kevin Hands
David Mittelman, Sr. Staff Attorney